FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release of December 16, 2004 regarding simplified merger

2.	Press release of December 16, 2004 regarding merger with subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: December 16, 2004	By: /s/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

FOR IMMEDIATE RELEASE

December 16, 2004

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Contact: Toshiro Tateno

Director and Executive Corporate Officer

Tel: +81-3-5220-0573

Simplified Merger

Konami Corporation (“Konami”) hereby announces that resolutions of meetings of the respective Boards of Directors of Konami and Konami Online, Inc., (“KOL”), a wholly-owned subsidiary of Konami, held on December 16, 2004 decided that KOL will merge with and into Konami effective on April 1, 2005.

1.	Objective of Merger

Konami will take over KOL’s business, including the distribution of various contents for mobile phones, building a system for online games and management and operation of computer servers for online networks. Konami will take up all of KOL business functions from planning and developing the contents for mobile phones and online games and building systems to operation of computer servers, which will enable us to be faster and more flexible in making business decisions. In connection with the merger of Konami and KOL, Konami will also merge with its game software development subsidiaries, Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc. and Konami Computer Entertainment Japan, Inc. effective on April 1, 2005. We will shift our managerial resources into the online game business, which is expected to grow, by merging with these game software development subsidiaries, thereby enhancing the effectiveness of the merger with KOL.

2.	Outline of Merger

A.	Schedule of Merger

Board approval for the basic merger agreement:	December 16, 2004
Signing of merger agreement:	December 16, 2004
Effective date of merger:	April 1, 2005

B.	Method of Merger

Konami will be the surviving entity and absorb KOL, which will subsequently be dissolved. This merger takes place without the approval of a shareholders’ meeting of Konami in accordance with Article 413-3-1 of the Commercial Code.

C.	Merger Ratio

Company	Konami	KOL
Merger Ratio	1	1

Due to the fact that Konami owns 100% of the shares of KOL, there will be no issuance of new shares or capital increase.

D.	Cash Paid for Exchange of Shares

There will be no payment of cash for exchange of shares.

3.	Outline of Merging Companies

Registered name	Konami		KOL
Main business	Production, manufacture and sales for consumer game software, contents for amusement facility and toys		Distribution of various contents for mobile phone, building system for online game and management and operation of computer server for online networks

Date of incorporation	March 19, 1973		October 1, 2001

Location of head office	2-4-1 Marunouchi, Chiyoda-ku, Tokyo		6-10-1 Roppongi, Minato-ku, Tokyo

Representative	Kagemasa Kozuki Chairman of the Board and CEO		Fumiaki Tanaka Representative Director and President

Capital	47,398 million yen		300 million yen

Total number of shares issued	128,737,566		300

Stockholders’ equity (as of March 31, 2004)	108,016 million yen		1,434 million yen

Total assets (as of March 31, 2004)	183,031 million yen		2,505 million yen

Financial year end	March 31		March 31

Number of employees (as of March 31, 2004)	904		72

Major vendors and customers	(Vendors) Sony Computer Entertainment Inc. Nintendo Co., Ltd. (Customers) Konami Marketing Japan, Inc.		(Vendors) Konami Konami Computer Entertainment Studios, Inc. (Customers) NTT Docomo, Inc. KDDI Corporation Vodafone K.K.

Major shareholders and shareholding ratios	Kozuki Holdings B.V. Japan Trustee Services Bank, Ltd. The Master Trust Bank of Japan, Ltd. Konami Kozuki Capital Corporation	10.50% 8.32% 6.89% 6.41% 5.43%	Konami 100%
(as of March 31, 2004)

Main banks	Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation
Relationship between parties	Capital	Konami owns 100% issued share of KOL.
None
	Personnel Transaction	KOL distributes various contents which Konami creates for mobile phone and PC. KOL also purchases game software from Konami and sell them to consumers via Internet.

Financial results for the three most recent years

(Millions of yen, except per share data)

	Konami

Fiscal year ended on	March 31, 2002	March 31, 2003	March 31, 2004
Net revenues	123,283	130,186	146,654
Operating income	11,083	11,577	13,303
Ordinary income	11,792	13,068	16,910
Net income (loss)	8,675	(11,284)	10,381
Net income (loss) per share (yen)	67.96	(92.82)	83.71
Dividend per share (yen)	54.00	54.00	54.00
Stockholders’ equity per share (yen)	1,029.80	872.38	894.08

(Millions of yen, except per share data)

	KOL

Fiscal year ended on	March 31, 2002	March 31, 2003	March 31, 2004
Net revenues	1,291	3,262	3,450
Operating income	208	1,188	909
Ordinary income	185	1,328	920
Net income	102	684	373
Net income per share (yen)	340,147	2,278,652	1,241,892
Dividend per share (yen)	50,000	50,000	620,000
Stockholders’ equity per share (yen)	1,358,836	3,587,488	4,779,380

4.	After the Merger

Registered trade name	Konami Corporation
Main business	Production, manufacture and sales of consumer game software, contents for amusement facilities and toys
Location of head office	2-4-1 Marunouchi, Chiyoda-ku, Tokyo
Representative	Kagemasa Kozuki
Capital	47,398 million yen
Total assets	Undecided
Financial year end	March 31

Effects on results of operation

As a result of the merger, our consolidated operating results are expected to improve as a result of improved business efficiency. However, the forecast for our consolidated operating results after the merger is not currently determined.

This press release contains forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and be worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR IMMEDIATE RELEASE

December 16, 2004

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Contact: Toshiro Tateno

Director and Executive Corporate Officer

Tel: +81-3-5220-0573

KONAMI COMPUTER ENTERTAINMENT STUDIOS, INC.

6-10-1 Roppongi, Minato-ku, Tokyo, Japan

Kuniaki Kinoshita

Representative Director and President

Ticker 4729 at JASDAQ

Contact: Administration Department

Tel: +81-3-3470-0573

KONAMI COMPUTER ENTERTAINMENT TOKYO, INC.

1-8-10 Harumi, Chuo-ku, Tokyo, Japan

Michihiro Ishizuka

Representative Director and President

Ticker 4780 at JASDAQ

Contact: Corporate Planning Division

Tel: +81-3-5144-0573

KONAMI COMPUTER ENTERTAINMENT JAPAN, INC.

6-10-1 Roppongi, Minato-ku, Tokyo, Japan

Motoyuki Yoshioka

Representative Director and President

Ticker 4338 at JASDAQ

Contact: Corporate Planning

Tel: +81-3-5413-0573

Merger with Subsidiaries

Each of Konami Corporation (“Konami”) and its three subsidiaries, Konami Computer Entertainment Studios, Inc, (“Konami STUDIO), Konami Computer Entertainment Tokyo, Inc, (“Konami TYO”) and Konami Computer Entertainment Japan, Inc. (“Konami JPN”), (collectively, the “Production Companies”) hereby announce that resolutions of the Board of Directors of each company at meetings held on December 16, 2004 decided that, subject to the approval of shareholders’ meetings of each company, the Production Companies will merge with Konami effective April 1, 2005.

1.	Objective of Merger

Currently, for the Computer & Video Games business of Konami Group, Production Companies develop game software, Konami merchandizes such game software as the publisher and the products are sold through sales subsidiaries within the Konami Group. After the merger, Konami will take over the Production Company’s role. Konami will be an integrated game software publisher, from planning and developing products to acquiring merchandizing rights to sales promotion, which will enable us to be faster and more flexible in making business decisions.

We will shift our managerial resources into the online game business which is expected to grow, integrating and sharing the creative forces and know-how in developing game software which each Production Company presently possesses separately. In addition, we will enhance the effectiveness of the merger by merging with Konami Online, Inc., a wholly-owned subsidiary which is a core company in our online game business, effective April 1, 2005. We will also strive to improve synergy with our other businesses, including our Amusement business and Toy & Hobby business.

2.	Outline of Merger

A.	Schedule of Merger

Board approval on merger agreements:	December 16, 2004
Signing of merger agreements:	December 16, 2004
Shareholders meetings to approve merger agreements:	February 22, 2005
Effective date of merger:	April 1, 2005

B.	Method of Merger

Konami will be the surviving entity and absorb Konami STUDIO, Konami TYO and Konami JPN, which will be subsequently dissolved.

C.	Merger Ratio

Company	Konami	Konami STUDIO	Konami TYO	Konami JPN
Merger Ratio	1	0.42	1.00	0.81

a.	Share allotment

0.42 share, 1.00 share and 0.81 share of Konami will be allotted to 1 share of Konami STUDIO, Konami TYO and Konami JPN, respectively.

b.	Basis of the merger ratios

The merger ratios were determined after consultation and negotiation with the subject companies based on the evaluation of merger ratios calculated by third-party organizations hired independently by each subject company. Daiwa Securities SMBC advised Konami and Ernst & Young Corporate Advisory advised each of Konami STUDIO, Konami TYO and Konami JPN.

c.	Basis of calculation on merger ratio by third-party organization

Daiwa Securities SMBC analyzed the four subject companies and their share value using the market share price method, discounted cash flow method and multiple method, and calculated the merger ratio on the basis of respective results.

Ernst & Young Corporate Advisory analyzed the four subject companies and their share value using the market share price method and discounted cash flow, and calculated the merger ratio on the basis of respective results.

d.	New shares to be issued with respect to the merger

Konami will issue and allot 0.42 share, 1.00 share and 0.81 share of Konami for each 1 share of Konami STUDIO, Konami TYO and Konami JPN, respectively, to shareholders of Konami STUDIO, Konami TYO and Konami JPN, including beneficial owners recorded on the respective shareholder registers, including the beneficial owner shareholder register. However, Konami will not issue and allot any shares of Konami for 9,747,000 shares of Konami STUDIO, 9,207,550 shares of Konami TYO and 9,000,000 shares of Konami JPN held by Konami.

D.	Cash paid due to merger

Konami will pay cash for exchange shares, 8.00 yen for 1 share of Konami STUDIO, 39.50 yen for 1 share of Konami TYO and 31.00 yen for 1 share of Konami JPN instead of a year-end dividend for the year ending March 31, 2005, to shareholders of Konami STUDIO, Konami TYO and Konami JPN one day before effective date of the merger. However, the amount of cash may be changed based on the operation results forecast of each Production Companies after consultation within the subject companies.

3.	Outline of Merging Companies

Registered name	Konami		Konami STUDIO		Konami TYO		Konami JPN
Main business	Production, manufacture and sales for consumer game software, contents for amusement facility and toys		Production, manufacture and sales for consumer game software		Production, manufacture and sales for consumer game software		Production, manufacture and sales for consumer game software

Date of incorporation	March 19, 1973		April 3, 1995		April 3, 1995		April 1, 1996

Location of head office	2-4-1 Marunouchi, Chiyoda-ku, Tokyo		6-10-1 Roppongi, Minato-ku, Tokyo		1-8-10 Harumi, Chuo-ku, Tokyo		6-10-1 Roppongi, Minato-ku, Tokyo

Representative	Kagemasa Kozuki Chairman of the Board and CEO		Kuniaki Kinoshita Representative Director and President		Michihiro Ishizuka Representative Director and President		Motoyuki Yoshioka Representative Director and President

Capital	47,398 million yen		1,213 million yen		2,323 million yen		3,366 million yen

Total number of shares issued	128,737,566		14,941,500		14,601,840		14,424,000
Stockholders’ Equity (As of March 31, 2004)	108,016 million yen		5,782 million yen		12,113 million yen		13,947 million yen

Total assets (As of March 31, 2004)	183,031 million yen		9,904 million yen		14,446 million yen		15,777 million yen

Financial year end	March 31		March 31		March 31		March 31

Number of employees (As of March 31, 2004)	904		391		300		244

Major vendors and customers	(Vendors) Sony Computer Entertainment Inc. Nintendo Co., Ltd. (Customers) Konami Marketing Japan, Inc.		(Vendors) Sony Computer Entertainment Inc. Nintendo Co., Ltd. (Customers) Konami		(Vendors) Sony Computer Entertainment Inc. Nintendo Co., Ltd. (Customers) Konami		(Vendors) Sony Computer Entertainment Inc. Nintendo Co., Ltd. (Customers) Konami

Major shareholders and shareholding ratios (As of March 31, 2004)	Kozuki Holdings B.V.	10.50%	Konami	65.23%	Konami	63.06%	Konami	62.40%

	Japan Trustee Services Bank, Ltd.	8.32%	Employees’ stock ownership	2.83%	Employees’ stock ownership	3.75%	Employees’ stock ownership	5.35%

	The Master Trust Bank of Japan, Ltd.	6.89%	Konami STUDIO	2.19%	Konami TYO	2.96%	Konami JPN	2.80%

	Konami	6.41%	Masahiko Takeda	0.43%	The Master Trust Bank of Japan, Ltd.	2.61%	The Master Trust Bank of Japan, Ltd.	2.57%

	Kozuki Capital Corporation	5.43%	Kuniaki Kinoshita	0.30%	BBH for Fidelity Japan Small Company Fund	2.24%	Japan Trustee Services Bank, Ltd.	1.21%

Main banks	Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation

Relationship between parties	Capital	Konami owns 65.23% issued share of Konami STUDIO, 63.06% issued shares of Konami TYO and 62.40% issued share of Konami JPN.

	Personnel	Noboru Onuma, full time corporate auditor of Konami, also serves as corporate auditor of Konami TYO and Konami JPN.

	Transaction

Production Companies have entered into the development agreement for consumer game software with Konami.

Production Companies license Konami to merchandize consumer game software.

Production Companies sell consumer game software to Konami.

Financial results for the three most recent years

(Millions of yen, except per share data)

	Konami
Fiscal year ended on	March 31, 2002	March 31, 2003	March 31, 2004
Net revenues	123,283	130,186	146,654
Operating income	11,083	11,577	13,303
Ordinary income	11,792	13,068	16,910
Net income (loss)	8,675	(11,284)	10,381
Net income (loss) per share (yen)	67.96	(92.82)	83.71
Dividend per share (yen)	54.00	54.00	54.00
Stockholders’ equity per share (yen)	1,029.80	872.38	894.08

(Millions of yen, except per share data)
	Konami STUDIO
Fiscal year ended on	March 31, 2002	March 31, 2003	March 31, 2004
Net revenues	8,740	9,651	9,549
Operating income	1,952	2,134	937
Ordinary income	1,959	2,146	941
Net income	1,158	1,227	448
Net income per share (yen)	194.44	81.43	30.02
Dividend per share (yen)	78.00	43.00	16.00
Stockholders’ equity per share (yen)	930.30	415.03	395.22

(Millions of yen, except per share data)

	Konami TYO
Fiscal year ended on	March 31, 2002	March 31, 2003	March 31, 2004
Net revenues	8,118	13,614	12,917
Operating income	1,862	4,515	4,526
Ordinary income	1,870	4,537	4,569
Net income	1,066	2,574	2,623
Net income per share (yen)	80.64	174.52	180.34
Dividend per share (yen)	32.50	89.50	93.00
Stockholders’ equity per share (yen)	701.37	776.47	852.04

(Millions of yen, except per share data)
	Konami JPN
Fiscal year ended on	March 31, 2002	March 31, 2003	March 31, 2004
Net revenues	9,054	7,974	8,581
Operating income	3,577	3,556	2,566
Ordinary income	3,486	3,556	2,566
Net income	1,873	2,082	1,453
Net income per share (yen)	236.81	143.40	101.43
Dividend per share (yen)	78.00	74.00	52.00
Stockholders’ equity per share (yen)	1,345.13	972.68	993.34

Notes:

1. There was a 2.5-for-1 stock split of Konami STUDIO shares effective May 20, 2002.

2. There was a 1.1-for-1 stock split of Konami TYO shares effective May 20, 2002.

3. There was a 1.5-for-1 stock split of Konami JPN shares effective May 20, 2002.

4.	After the Merger

Registered name	Konami Corporation
Main business	Production, manufacture and sales for consumer game software, contents for amusement facilities and toys
Location of head office	2-4-1 Marunouchi, Chiyoda-ku, Tokyo
Representative	Kagemasa Kozuki
Capital	47,398 million yen
Total assets	Undecided
Fiscal year end	March 31

Effects results of operation

As a result of the merger, our consolidated operating results are expected to improve as a result of improved business efficiency. However, currently forecast for our consolidated operating results after the merger is not determined.

To Shareholders in the United States:

The business combinations referred to in this press release involve an offer of the securities of a non-U.S. company. The offer is subject to the disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a non-U.S. country, and some or all of its officers and directors may be residents of a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgments.

This press release contains forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and be worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.